Exhibit 99.1

Ability, Inc. to Announce First Quarter 2016

Financial Results on Monday, June 6, 2016

Management to host conference call at 9 a.m. ET on June 6

NEW YORK and TEL AVIV, ISRAEL, June 2, 2016 / PRNewswire / – Ability, Inc. (ABIL) (ABILW), a leading provider of innovative tactical communications intelligence solutions, announced today that management will announce its first quarter 2016 financial results on June 6, 2016. Management will host a conference call at 9 a.m. Eastern Time on June 6, 2016 to discuss the results with the investment community.

Details regarding the conference call are as follows:

●	Conference ID: 8246617
●	Date: Monday, June 6, 2016
●	Time: 9 a.m. ET
●	Participant Dial-in (U.S.): 1-888-215-7046
●	Participant Dial-in (Israel): 1 80 924 6064 or +972 (0) 3 721 9423
●	Participant Dial-in (International/Toll): 1-913-312-6687
●	Webcast Link: http://public.viavid.com/index.php?id=119905

A replay will be available until June 13, 2016 and can be accessed by dialing 1-877-870-5176 if calling within the United States, or 1-858-384-5517 if calling internationally. Please reference conference ID 8246617 to access the replay.

The conference call will also be broadcast live via webcast over the Internet and accessible at http://public.viavid.com/index.php?id=119905.

About Ability, Inc.

Ability Inc. (formerly Cambridge Holdco Corp.) (“Ability”) is the sole owner of Ability Computer & Software Industries Ltd., following the recent closing of the business combination between Cambridge Capital Acquisition Corporation, Ability Computer & Software Industries Ltd. and Ability.

Headquartered in Tel Aviv, Israel, Ability Computer & Software Industries Ltd. was founded in 1994 and is a leading provider of innovative tactical communications intelligence solutions used by government agencies, military forces, law enforcement and homeland security agencies worldwide, with an installed base in more than 50 countries. Ability offers a broad range of lawful interception, surveillance, decryption, cyber and geolocation solutions, with a strong focus on active and passive off-air interception and decryption of communications on GSM, CDMA, UMTS and LTE cellular systems as well as Iridium, Thuraya, and other satellite networks. State-of-the-art technology underpins Ability’s scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers’ needs. Additional information regarding Ability may be found at http://www.interceptors.com.

Investor Relations Contacts:

Hayden/ MS-IR LLC

Miri Segal

Tel: +917-607-8654

E-mail: msegal@ms-ir.com

Or

Brett Maas

Tel: +646-536-7331

E-mail: brett@haydenir.com